EXHIBIT 99.2

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company”) should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes thereto for the three and nine months ended September 30, 2022. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is November 10, 2022.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	1

Section 1: Forward-looking statements and risk factors

1.1 Forward-looking statements

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: issues relating to the COVID-19 pandemic, including its potential impacts on the Company’s business and operations; future capital expenditures and requirements, and sources and timing of additional financing; the Company’s exploration  activities, including the success of such exploration activities; estimates of the Company’s mineral resources; the realization of mineral resource estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the possibility of future production, capital expenditures; realization and liabilities related to  unused tax benefits or flow through obligations; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made and may change. Many assumptions are subject to risks and uncertainties, and so may prove to be incorrect, including the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for exploration; that financial markets will not in the long term be materially adversely impacted by the COVID-19 pandemic, the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned activities under governmental and other applicable regulatory regimes; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements.

The foregoing is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2021, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s registration statement on Form 40-F for the year ended December 31, 2021, and subsequent disclosure filings with the United States Securities and Exchange Commission (the “SEC”), available on SEDAR at www.sedar.com and with the SEC at www.sec.gov, as applicable.

The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Readers are cautioned not to place heavy reliance on forward looking statements.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated, and Inferred Resource Estimates:

This MD&A uses the terms “mineral resource”, which can be subdivided into “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). This Instrument references the mineral terminology guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council. However, these terms are not defined terms under SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States securities laws and their use is restricted registration statements filed with the SEC. Effective February 25, 2019 the SEC adopted certain new rules (the “SEC Modernization Rules”) which replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ somewhat from the requirements of NI 43-101 and the CIM Definition Standards. At the date of this quarterly report the value of the Company’s public float is less than US$75 million.  Should the Company’s public float remain less than US$75 million, the Company will no longer be eligible to use certain SEC reporting and registration forms which rely on MJDS rules and would then also be required to prepare mineral project disclosure that complies with the SEC Modernization Rules.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	2

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. The Company has no mineral reserves which require that the estimated resources be demonstrated to be economic in at least a pre-feasibility study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Although in Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” in the 2021 Annual Information Form for a more detailed description of certain of the mining terms used in this MD&A.

1.2 Qualified persons and technical disclosures

Bryan Atkinson. P.Geol., Senior Vice President, Exploration, and David Rivard, P.Geo., Exploration Manager, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to the technical disclosures in this MD&A.

1.3 Impact of COVID-19

The situation in Canada regarding COVID-19 remains fluid and permitted activities continue to be subject to change. At the Company’s Eau Claire project in Quebec, all on-site employees have participated in the vaccination program. In addition to the COVID-19 screening of all on-site employees implemented in 2020, the Company was approved by l'institut national de santé publique du Quebec for on-site Rapid Testing for COVID-19 which was implemented in April 2021. In Nunavut, all travellers require an exemption from the public health officer of Nunavut prior to travel into the Territory, either through evidence of double vaccination status or evidence of direct travel to remote regions with no interaction with Nunavut Hamlets or Nunavummiuts. There have been no impacts to the company’s drill program in 2022 arising from COVID-19, however the Company continues to monitor for potential future changes.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	3

Section 2: Business overview

Fury Gold is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the James Bay Region of Quebec and the Kitikmeot Region in Nunavut. The Company’s vision is to deliver shareholder value by growing our multi-million-ounce gold portfolio through additional significant gold discoveries in Canada. At September 30, 2022, the Company had two principal projects: Eau Claire in Quebec and Committee Bay in Nunavut.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

2.1 Sale of Homestake Resources

On December 6, 2021, the Company entered into a definitive agreement (the "Purchase Agreement") with Dolly Varden Silver Corporation (“Dolly Varden”) pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold's wholly owned subsidiary, Homestake Resources Corporation (“Homestake Resources”) in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden. Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (“the Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022 and Fury Gold acquired 76,504,590 common shares in Dolly Varden, representing approximately 35.3% of the Dolly Varden common shares outstanding at that date and 32.88% of Dolly Varden on a fully diluted basis. As at September 30, 2022, the Company’s equity interest in Dolly Varden was 33.2% of the Dolly Varden common shares outstanding.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold have also entered into an investor rights agreement dated February 25, 2022 (the "Investor Rights Agreement"). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden has appointed Forrester (“Tim") Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the Chief Geological Officer of Fury Gold, to the board of directors of Dolly Varden.

On October 3, 2022, the Company announced that it had entered into a non-brokered sale agreement to sell 17 million common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares of Dolly Varden. The gross proceeds received by the Company upon close of the transaction on October 13, 2022, was $6,800. Following completion of the sale of the common shares of Dolly Varden, the Company holds a 25.8% interest in Dolly Varden.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	4

2.2 Acquisition of 25% equity interest in Universal Mineral Services Ltd (“UMS”)

On April 1, 2022, the Company purchased a 25% share interest in UMS, a private shared-services provider for nominal consideration. The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc., Coppernico Metals Inc., and Torq Resources Inc who share a head office location in Vancouver, BC. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, also a director in common, until March 31, 2022.

UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice. Many of the Company’s key personnel are now, or will be, directly employed by UMS and seconded to the Company and other members of the group.

2.3 Eleonore South Joint Venture (“ESJV”)

On September 12, 2022, the Company and its joint venture partner Newmont Corporation (“Newmont”), through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the ESJV, on a pro-rata basis. As a result of the transaction, the 100% ESJV participating interests are now held 50.022% by the Company and 49.978% by Newmont with Fury remaining operator under an amended and restated joint operating agreement.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	5

Section 3: Projects overview

3.1 Indigenous community relations and environmental

The pursuit of environmentally sound and socially responsible mineral development guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and community engagement at all its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural competency development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

•	the provision of jobs and training programs

•	contracting opportunities

•	capacity funding for Indigenous engagement

•	sponsorship of community events

•	supporting professional development opportunities, building cultural and community intelligence capacity.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	6

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

During the three months ended September 30, 2022, the Company continued to work through its Ecologo certification for mineral exploration. Ecologo is the first comprehensive certification for mineral exploration companies and their service providers that features third-party certification of environmental, social and economic practices in Quebec. Additionally, during the first quarter of 2022, the Company undertook a qualitative environmental, social and governance (“ESG”) assessment with Digbee, a technology company which provides qualitative assessment tools to mining companies to track their ESG achievements. Fury Gold received an overall score of BB with a range of CC to A broken down into a corporate score of BB with a range of B to A and a project score of BB with a range of CC to A for both the Eau Claire and Committee Bay projects. These results are considered strong for an exploration company and the Company is currently evaluating future initiatives to improve next year’s score.

3.2 Quebec

Fury Gold holds 100% interests in the Eau Claire project as well as interests in seven other properties covering approximately 93,000 hectares within the Eeyou Istchee James Bay region of Quebec. This includes a 50.022% joint venture interest in the ESJV, of which Fury Gold is the operator (section 2.3). The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining can earn a 75% interest in those properties, subject to certain option payments and exploration expenditures being met, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator and is current with regards to all option payment and expenditure obligations.

3.2.1 Eau Claire

The Eau Claire project is located immediately north of the Eastmain reservoir, 10 kilometres (“km”) northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80km north of the town of Nemaska, approximately 320km northeast of the town of Matagami, and 800km north of Montreal. This property consists of map-designated claims totaling approximately 23,000 hectares. These claims are held 100% by Fury Gold and are in good standing. Permits are obtained on a campaign basis for all surface exploration, particularly trenching and drilling, undertaken on the property.

The Eau Claire project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are composed of volcanic rocks of basaltic to rhyolitic composition and related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks, and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

In November 2020, Fury Gold commenced a two year diamond core drill program at the Eau Claire project, targeted to be approximately 50,000 metres (“m”) of core drilling. The drill program consists of i) an expansion phase focused on the current resource (“Expansion Program”); ii) an exploration phase designed to test targets along the 4.5km long deposit trend and iii) an exploration phase of drilling designed to test targets at the Percival prospect 14km east of the Eau Claire Deposit. Approximately 35,000m of drilling was completed in 2021. Additionally, during the third quarter of 2021, the Company completed biogeochemical surveys on three grids targeting six priority regional exploration targets including the Percival, Serendipity and Agua Clara prospects (“Regional Program”).

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	7

The focus of the 2022 exploration campaign has been on the Expansion and Regional Programs, with an emphasis on extending the resource along the southeast margin of the Eau Claire deposit, expanding the recent discovery at the Western Hinge target, and testing the Percival target.

The Company expects to incur approximately $8,000 of expenditures during 2022 at Eau Claire, with $7,066 incurred during the first nine months of 2022. The Company completed its 2022 drilling program in October 2022, drilling 28 holes, approximately 17,700m, during 2022, exceeding the original planned drilling program of 15,000m. Overall, the Company drilled approximately 52,700m during 2021 and 2022, compared to a target of 50,000m due to certain efficiencies achieved. Currently, the Company has results pending for 14 drill holes, or 8,927m, representing approximately 50% of results from the 2022 drilling program, and which are expected to be received throughout the fourth quarter of 2022 and early 2023. Overall, results to date demonstrate a number of potential new expansionary targets and the Company will finalize the 2023 drilling program once all assay results have been received.

The Expansion Program at the Eau Claire deposit targets the southeast margin of the existing inferred mineral resource, which is currently defined by 204,000 ounces (“oz”) at 11.81 grams per tonne (“g/t”) Au (using a 2.5 g/t Au cut-off grade). This drill program is designed to add ounces between defined resource blocks as well as to the east of the resource. To date, Fury Gold has drilled twenty holes targeting the southeast margin of the Eau Claire Resource with eleven drill holes intersecting resource grade and width or higher including: 23.27 g/t Au over 7.09m, 11.56 g/t Au over 6.04m, 59.3 g/t Au over 0.96m and 4.89 g/t Au over 2.94m. Results from the four holes completed in the second quarter of 2022 were released on August, 2022 and included 4.43 g/t Au over 1.43m and 4.60 g/t Au over 1.25m. Two additional holes were completed in October  2022.

The exploration drilling program along the Eau Claire deposit trend continues to demonstrate the potential to significantly expand the Eau Claire deposit to the west. The focus during 2022 has been on the Western Hinge, Limb (Gap Zone) as well as along the north limb of the anticline. All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. The potential for high-grade gold mineralization to continue down plunge and along strike to the east is supported by gradient array IP chargeability data where the intersection of primary and secondary shear zones has been imaged approximately 600m to 800m to the east of the existing limits of drilling at the Eau Claire deposit. The Hinge target located on the western flank of the defined Eau Claire resource is characterized by a westerly plunging anticline that defines the overall geometry of the deposit.

The anticline is interpreted to extend a minimum of one kilometre to the west based on geologic mapping and geophysical data that shows a westerly plunging conductivity anomaly imaging sediments hosted in the core of the fold. All four holes the Company completed in 2021 testing the Hinge geometry intercepted multiple zones of gold mineralization. Drill hole 21EC-041, the westernmost drill hole completed to date, intercepted seven zones of gold mineralization over a 110m drill width including 3.0m of 9.36 grams per tonne (“g/t”) gold, 3.0m of 3.38 g/t gold and 1.5m of 4.94 g/t gold.

On August 3, 2022 the Company released results from three holes completed at the Hinge in the second quarter of 2022. All three drill holes intercepted multiple zones of gold mineralization, with hole 22EC-048 exhibiting four zones of high grade and broad widths of more moderate grade, including 3.50m of 4.79 g/t gold, 1.00m of 14.19 g/t gold, 3.50m of 5.86 g/t gold, 1.00m of 20.6 g/t gold and 17.50m of 1.29 g/t Au.

On October 24, 2022, the Company released results for a further six drill holes. Drill holes 22EC-049 and 22EC-055 currently represent the western most drill holes and have extended gold mineralization a further 125m from the multiple high-grade zones of gold mineralization from drill hole 22EC-048 within the Hinge Target. Drill hole 22EC-055 intercepted eight zones of mineralization across a drilled width of 290m, including 4.0m of 5.75 g/t gold, 1.0m of 9.81 g/t gold and 3.0m of 1.93 g/t gold and drill hole 22EC-049 intercepted six zones of gold mineralization across 350m drilled width including 1.0m of 21.40 g/t gold and 4.50m of 1.09 g/t gold. The multiple stacked zones of gold mineralization encountered at the Hinge Target clearly demonstrate that the Eau Claire gold resource remains open to the west and has the potential to be expanded significantly with approximately a 25% increase to the mineralized footprint realized to date.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	8

Regional Exploration: The Percival prospect, located 14km east of the Eau Claire deposit, is currently represented by a 400m by 100m mineralized footprint hosted within folded sulphidized and silicified breccias in an interbedded volcanic and sedimentary sequence. Previous geochemical surveys did not image the shallow gold mineralization represented by historical drill intercepts of 93.1m of 2.22 g/t Au, 9.0m of 6.26 g/t Au, 8.5m of 7.13 g/t Au and 2.0m of 8.47 g/t Au. An orientation survey, conducted in 2020, was able to successfully detect the gold mineralization at Percival through biogeochemistry sampling. In 2021 a biogeochemical survey covering 6.5km of prospective stratigraphy along the Percival trend identified 15 discrete gold and pathfinder anomalies(+/- As, Pb, Zn). Two of these anomalies were previously known prospects, Percival and Carodoc, the remaining 13 anomalies are new occurrences of gold and associated pathfinder mineralization.

A 28.89 line-km Induced Polarization ground geophysical survey completed along the Percival trend covered 8 of the 15 identified biogeochemical anomalies mentioned above. The survey identified discrete resistivity anomalies within a highly chargeable package of rocks.  The resistivity anomalies fingerprint the sulphide-rich silica breccia gold-bearing bodies at Percival.

Targeting at Percival has significantly advanced recently with the completion of the Induced Polarization ground geophysical survey as well as a biogeochemical survey covering 6.5km of the Percival trend. The higher-grade Percival mineralization is sub-parallel to magnetic stratigraphic units that define a steeply plunging fold geometry.  Targeting indicates there is the potential to extend high-grade mineralization down plunge from historical intercepts and in the newly identified parallel fold hinge 500m to the east of the known mineralization. A single historical drill hole intersected this parallel fold hinge and ended in 12m of alteration and mineralization similar to the halo observed around the Percival gold mineralization. The Company commenced an initial drilling program in late Q2 2022 at Percival. Three holes targeted the parallel hinge 500m to the east of Percival proper for a total of 2,052m. A further four holes were completed to test extensions of the historical gold mineralization at Percival proper for a total of 2,166m with one hole in process, which was completed in October 2022.

Quebec Project Maintenance

The Company expects to incur approximately $132 in mineral claims renewal fees in order to keep the properties in good standing in 2022. Cash payments of $13 and $57 were made during the three and nine months ended September 30, 2022, respectively, in respect of these mineral claims, with $87 recognized in prepaid expenses as at September 30, 2022.

Eau Claire resource estimate and PEA technical report

The Eau Claire resource estimation and PEA were completed by P&E Mining Consultants Inc. (see the Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada, filed on SEDAR on July 3, 2018).

3.2.2 ESJV

Fury Gold owns a 50.022% interest in the ESJV project and is the operator of the joint venture. The remaining 49.978% interest is held by Goldcorp Canada Ltd., a wholly owned subsidiary of Newmont (section 2.3).

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. The property has been explored over the last 12 years by the joint venture focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the Joint Venture ground. Approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25m of 4.22 g/t gold (Au); 6.0m of 49.50 g/t Au including 1.0m of 294 g/t Au and 23.8m of 3.08 g/t Au including 1.5m of 27.80 g/t Au.

In December 2020, Fury Gold announced the recognition of a large-scale gold in till anomaly on the Éléonore South property through a review of historical datasets. This target has not been drill tested. In September 2021 the ESJV initiated a field program designed to refine the broad geochemical anomaly into discrete targets for further follow up and eventual drill testing. Additionally, a regional survey was completed on the southern third of the property where no historical systematic sampling had been completed.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	9

During Q3 2022 an orientation biogeochemical sampling survey was completed over a buried fold hinge target interpreted to be hosted within the same sedimentary rock package as Newmont's Éléonore mine. A total of 641 biogeochemical samples were collected. In addition to the biogeochemical orientation survey the Company completed a rock sampling program within the nine discrete gold in soil anomalies identified from the 2021 field work. The nine discrete gold in till anomalies are centered on an east-west structural corridor that separates intrusives to the south and sediments to the north. The importance of this new structural framework is that the newly defined gold in till anomalies are located along deep-rooted structures clearly visible in the geophysical data. Based on the elemental associations observed of gold with arsenic, bismuth and tungsten, in both the historical and infill sampling the most likely style of mineralization to be encountered in the nine targets will be the Cheechoo style observed at the JT and Moni zones. The Company and its joint venture partner are currently planning a 2023 program on these targets to advance them to the drill stage and are planning to explore to develop additional targets.

3.3 Nunavut

Committee Bay and Gibson MacQuoid

The Committee Bay project comprises approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located 180km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited. The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt, are considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill province, which hosts gold deposits such as Meadowbank, Meliadine, and Amaruq.

The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

The Gibson MacQuoid project is an early-stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 66 mineral claims that make up the project encompass approximately 120km of strike length of the prospective greenstone belt and total 51,622 hectares collectively. The Gibson MacQuoid Greenstone belt is one of a number of Archean-aged greenstone belts located in the Western Churchill province of northeastern Canada. These gold bearing Archean greenstone belts host deposits such as the Three Bluffs, Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the Gibson MacQuoid Belt is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

The Company did not, nor plans to undertake a 2022 exploration program in Nunavut, but rather focus available resources in Quebec.

Project Maintenance

The Company expects to incur approximately $112 in annual mineral claims expenditures in 2022, in order to keep the property in good standing.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada, filed on SEDAR on May 31, 2017, as amended October 23, 2017).

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	10

Section 4: Review of quarterly financial information

Three months ended:	Interest income	Loss (earnings) from operations	Comprehensive (income) loss	Loss (earnings) per share ($/share)
September 30, 2022	$67	$12,280	$12,282	$0.09
June 30, 2022	45	5,577	5,577	0.04
March 31, 2022	4	(45,636)	(45,636)	(0.37)
December 31, 2021	3	298	298	0.00
September 30, 2021	4	7,507	7,507	0.06
June 30, 2021	9	4,060	4,060	0.03
March 31, 2021	20	4,925	4,925	0.04
December 31, 2020	26	5,306	5,468	0.05

4.1 Three months ended September 30, 2022 compared to three months ended September 30, 2021

During the three months ended September 30, 2022, the Company reported total net loss of $12,280 and loss per share of $0.09 compared to a total net loss of $7,507 and loss per share of $0.06 for the three months ended September 30, 2021. The significant drivers of total net loss were as follows:

Operating expenses:

•

Exploration and evaluation costs decreased to $3,785 for the three months ended September 30, 2022 compared to $6,717 for the three months ended September 30, 2021. The lower exploration expense in 2022 was a result of drill programs being underway at both Eau Claire and Committee Bay in the third quarter of 2021, whereas in 2022, the focus has been on exploration in Quebec only;

•

Fees, salaries, and other employment benefits decreased to $560 for the three months ended September 30, 2022 compared to $808 for the three months ended September 30, 2021. The decrease in costs was due to lower headcount following the implementation of certain cost-saving optimization measures in the third quarter of 2021;

•

Legal and professional fees decreased to $88 for the three months ended September 30, 2022 compared to $462 for the three months ended September 30, 2021. The higher costs in the comparative period were primarily due to preparation for a potential public financing in 2021, which was not completed; and

•

Office and administration costs decreased to $74 for the three months ended September 30, 2022 compared to $151 for the three months ended September 30, 2021. The decrease in costs was driven by the closure of the Toronto office in 2021 and greater utilization of administrative shared services through UMS.

Other expense (income), net:

•

An impairment expense of $5,492 arising from the reclassification of 22.2% of the Company’s equity investment in Dolly Varden as an asset held for sale at September 30, 2022, and the remeasurement of the carrying value of that asset held for sale, being the lower of cost and fair value less costs of disposal; and

•	Net loss from associates of $3,328 primarily comprising the Company’s share of net losses of Dolly Varden.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	11

4.2 Nine months ended September 30, 2022 compared to nine months ended September 30, 2021

During the nine months ended September 30, 2022, the Company reported net earnings of $27,779 and earnings per share of $0.21 compared to a total net loss of $16,492 and loss per share of $0.14 for the nine months ended September 30, 2021. The significant drivers of changes from net loss to net income were as follows:

Operating expenses:

•

Exploration and evaluation costs decreased to $7,871 for the nine months ended September 30, 2022 compared to $13,947 for the nine months ended September 30, 2021. The decrease resulted from the 2022 drilling campaign commencing in April, with the first three months of 2022 primarily focused on geophysical surveying; in comparison the 2021 drilling campaign in Quebec was operating throughout the nine months ended September 2021 and the Company completed a 3,500m summer drilling program at Committee Bay;

•

Fees, salaries, and other employment benefits decreased to $2,302 for the nine months ended September 30, 2022 compared to $3,000 for the nine months ended September 30, 2021. The decrease in costs resulted from lower headcount and lower share-based compensation expense which was $1,034 for the first nine months of 2022 as compared to $1,262 for the comparative period;

•

Legal and professional fees decreased to $702 for the nine months ended September 30, 2022 compared to $1,832 for the nine months ended September 30, 2021. The higher costs in the comparative period were primarily due to the preparation of the Company’s base shelf prospectus, with the final prospectus filed in May 2021, and compliance costs associated with the establishment of the new company;

•

Marketing and investor relations costs decreased to $718 for the nine months ended September 30, 2022 compared to $949 for the nine months ended September 30, 2021. The decrease in costs was due to a reduction in marketing campaigns undertaken in 2022 as compared to 2021 which saw significant marketing activity in the first quarter of 2021; and

•

Office and administration costs decreased to $285 for the nine months ended September 30, 2022 compared to $511 for the nine months ended September 30, 2021. The decrease in costs was driven by the closure of the Toronto office in 2021 and greater utilization of administrative shared services through UMS.

Other income, net:

•

An impairment expense of $5,492 arising from the reclassification of 22.2% of the Company’s equity investment in Dolly Varden as an asset held for sale at September 30, 2022, and the remeasurement of the carrying value of that asset held for sale, being the lower of cost and fair value less costs of disposal;

•	Net loss from associates of $5,218 primarily comprising the Company’s share of net losses of Dolly Varden;

•

A net gain of $48,390 recognized on the sale of Homestake Resources to Dolly Varden. The gain recognized was comprised of cash proceeds of $5,000 and the fair value of the 76,504,590 common shares of Dolly Varden, calculated based on the market value of the common shares on date of closing, net of transaction costs;

•

Lower amortization of flow-through share premium of $2,890 for the nine months ended September 30, 2022 as compared to $4,133 for the nine months ended September 30, 2021, reflecting the lower exploration activity in 2022.

Income tax refunded:

•	The Company received $187 in refundable exploration tax credits during the nine months ended September 30, 2022, as compared to $1,717 in refundable exploration tax credits in the comparative period.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	12

4.3 Summary of project costs

During the nine months ended September 30, 2022, the Company’s mineral properties decreased to $145 compared to $161 as at December 31, 2021, primarily due to the sale of the Homestake Ridge property to Dolly Varden, as described in Section 2.1.

	Quebec	Nunavut	British Columbia	Total
Balance at December 31, 2021	$125,094	$19,139	$16,460	$160,693
Sale of Homestake Ridge	-	-	(16,460)	(16,460)
Acquisition of additional ownership interest in ESJV	1,281	-	-	1,281
Change in estimate of provision for site reclamation and closure	(391)	(332)	-	(723)
Balance at September 30, 2022	$125,984	$18,807	$-	$144,791

During the three and nine months ended September 30, 2022, the Company’s exploration expenditures were:
	Quebec	Nunavut	British Columbia	Total
Assaying	$662	$11	$-	$673
Exploration drilling	1,107	-	-	1,107
Camp cost, equipment, and field supplies	316	47	-	363
Geological consulting services	35	6	-	41
Permitting, environmental and community costs	43	-	-	43
Expediting and mobilization	4	-	-	4
Salaries and wages	647	4	-	651
Fuel and consumables	252	-	-	252
Aircraft and travel	536	21	-	557
Share-based compensation	93	1	-	94
Three months ended September 30, 2022	$3,695	$90	$--	$3,785

	Quebec	Nunavut	British Columbia	Total
Assaying	$1,091	$39	$2	$1,132
Exploration drilling	1,820	-	-	1,820
Camp cost, equipment, and field supplies	766	144	10	920
Geological consulting services	41	10	-	51
Geophysical analysis	127	-	-	127
Permitting, environmental and community costs	135	119	-	254
Expediting and mobilization	10	-	-	10
Salaries and wages	1,858	38	1	1,897
Fuel and consumables	519	-	-	519
Aircraft and travel	699	21	-	720
Share-based compensation	413	7	1	421
Nine months ended September 30, 2022	$7,479	$378	$14	$7,871

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	13

Section 5: Financial position, liquidity, and capital resources

	At September 30 2022	At December 31 2021
Cash	$5,963	$3,259
Restricted cash	159	130
Asset held for sale	6,788	-
Other assets	2,487	2,936
Mineral property interests	144,791	160,693
Investments in associates	43,092	-
Current liabilities	2,032	5,116
Non-current liabilities	3,797	4,547

5.1 Financial position and liquidity

As at September 30, 2022, the Company had unrestricted cash of $5,963 (December 31, 2021 – unrestricted cash of $3,259), working capital surplus of $12,178 (December 31, 2021 – working capital deficit of $428), which the Company defines as current assets less current liabilities, and an accumulated deficit of $128,970 (December 31, 2021 – $156,749). The Company notes that the flow-through share premium liability which represents $234 (December 31, 2021 – $3,124) of current liabilities and included in working capital is not settled through cash payment. Instead, this balance is amortized against qualifying flow-through expenditures which are required to be incurred before December 31, 2022.

On February 25, 2022, the Company completed the sale of Homestake for cash proceeds of $5,000 and 76,504,590 common shares of Dolly Varden, which have a 12-month restriction on trading.

On October 3, 2022, the Company announced that it had entered into a non-brokered sale agreement to sell 17 million common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares. The gross proceeds received by the Company upon close of the transaction on October 13, 2022, was $6,800. Following completion of the sale of the common shares of Dolly Varden, the Company holds a 25.8% interest in Dolly Varden.

On October 18, 2022, the Company received $310 in respect of an option payment on the Eastmain Mine and Ruby Hill properties.

5.1.1 Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and commitments as at September 30, 2022, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At September 30 2022
Accounts payable and accrued liabilities	$1,628	$-	$-	$1,628
Quebec flow-through expenditure requirements	547	-	-	547
Undiscounted lease payments	232	300	-	532
Total	$2,407	$300	$-	$2,707

Additionally, to maintain the Company’s properties in good standing order, the Company is required to make certain mineral claims payments on an annual or bi-annual basis. The Company estimates that $235 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2022.

As well, the Company is committed to certain office rental expense in respect of shared head office premises as noted in section 7.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	14

5.1.2 Cash flows

Cash flows from operations:	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Cash (used in) operating activities	$(5,132)	$(5,547)	$(11,223)	$(14,257)
Cash (used in) provided by investing activities	(1,214)	814	3,224	(448)
Cash (used in) provided by financing activities	(52)	1,877	10,703	1,940

Operating activities:

•

During the three months ended September 30, 2022, the Company used cash of $5,132 in operating activities compared to $5,547 during the three months ended September 30, 2021. The cash outflow for the second quarter of 2022 was lower primarily due to the lower exploration activity; and

•

During the nine months ended September 30, 2022, the Company used cash of $11,223 in operating activities compared to $14,257 during the nine months ended September 30, 2021. The cash outflow was lower in 2022 due to the temporary pause on drilling in the first three months of 2022, with drilling recommencing in April 2022, and a reduction in corporate costs following the implementation of certain cost-saving initiatives implemented in the second half of 2021, offset by the lower tax credit refund of $187 received during the nine months ended September 30, 2022 as compared to a $1,717 tax credit refund received in the comparative period.

Investing activities:

•

During the three months ended September 30, 2022, the Company used cash in investing activities of $1,214 as compared to cash provided by investing activities of $814 during the three months ended September 30, 2021. Cash used in investing activities during the three months ended September 30, 2022 was primarily in respect of the acquisition of the ESJV additional interest. During the comparative period cash provided by investing activities was primarily comprised of $938 of proceeds from the sale of marketable securities, offset by $107 of costs incurred to purchase the Homestake royalty; and

•

During the nine months ended September 30, 2022, the Company generated cash from investing activities of $3,224, primarily representing the cash proceeds, net of transaction costs, arising from the Dolly Varden transaction, offset in part by the acquisition cost of the additional ESJV interest. During the nine months ended September 30, 2021, the Company used cash in investing activities of $448 which was primarily settlement of certain transaction costs arising from the acquisition of Eastmain Resources Inc in October 2020, and the acquisition costs arising from the purchase of the Homestake royalty, offset by proceeds received from the exercise of certain marketable securities.

Financing activities:

For the three months ended September 30, 2022, the Company used cash in financing activities of $52, representing lease payments. For the nine months ended September 30, 2022, cash provided by financing activities of $10,703 primarily represented the net proceeds received in respect of the April 2022 financing. For the three and nine months ended September 30, 2021, cash provided by financing activities of $1,877 and $1,940, respectively, was comprised of primarily of $1,920 of gross proceeds received in advance of the completion of the October 2021 financing.

5.2 Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	15

As at the date of this MD&A, the Company expects its existing capital resources to support certain planned activities for the next 12 months at the Eau Claire project, which are set out herein, and short-term contractual commitments. The Company’s ability to undertake further project expansionary plans is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

5.2.1 Financings and use of proceeds

April 2022 financing

On April 14, 2022, the Company completed a non-brokered private placement with two investors comprised of a Canadian corporate investor and a US institutional investor, for a Private Placement of 13.75 million common shares of the Company at a price of $0.80 per share for proceeds of $11,000. Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec.

	Number of common shares	Impact on share capital
Common shares issued at $0.80 per share	13,750,000	$11,000
Share issue costs	-	(136)
Proceeds net of share issue costs	13,750,000	$10,864

October 2021 financing

The Company completed a non-brokered private placement on October 13, 2021 (“October 2021 Financing”) for gross proceeds of $5,596 which was closed in two tranches and consisted of 7,461,450 units priced at $0.75 per share. Each unit consisted of one common share of Fury Gold and one warrant entitling the holder to purchase one warrant share at a price of $1.20 for a period of three years. The expiry date of the warrants can be accelerated to 30 days with notice from the Company should the common shares trade after the expiry of the four-month hold period at a price equal to or greater than $1.50 for 20 consecutive trading days.

Share issue costs related to the October 2021 Financing totaled $211, which included $68 in commissions and $143 in other issuance costs. A reconciliation of the impact of the private placement on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $0.75 per share	7,461,450	$5,596
Share issue costs	-	(211)
Proceeds net of share issue costs	7,461,450	$5,385

The proceeds of the October 2021 financing were used to fund exploration at Eau Claire and general working capital.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	16

Exercise of share options and warrants

During the three and nine months ended September 30, 2022, there were no exercises of share options and warrants.

As at September 30, 2022, the share options and warrants outstanding were as follows:

	Share options outstanding		Share options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.00	4,879,268	0.97	4.15	2,504,581	0.95	3.97
$1.00 – $1.95	1,277,639	1.72	2.05	1,230,140	1.73	1.99
$2.05 – $3.26	2,754,355	2.16	2.90	2,754,355	2.16	2.90
	8,911,261	1.45	3.46	6,489,076	1.61	3.14

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	1.20

As at November 10, 2022, there were 8,880,324 and 7,461,450 of share options and warrants outstanding, respectively, with a weighted average exercise price of $1.45 and $1.20, respectively.

5.3 Capital structure

Authorized: Unlimited common shares without par value. Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at September 30, 2022:139,470,950

Number of common shares issued and outstanding as at November 10, 2022: 139,470,950

Section 6: Financial risk summary

As at September 30, 2022, the Company’s financial instruments consist of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk and market risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2022.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	17

Section 7: Related party transactions and balances

7.1 UMS:

Under the shared services arrangements with UMS as described in section 2.2, all transactions have occurred in the normal course of operations, and the shared costs are considered by management to be priced at equal to or better than would be the fair market rates for the shared services. All amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Universal Mineral Services Ltd.
Exploration and evaluation costs	$129	$30	$432	$162
Marketing and investor relations	1	7	6	15
General and administration	170	115	521	252
Total transactions for the period	$300	$152	$959	$429

The outstanding balance owing at September 30, 2022, was $104 (December 31, 2021 – $142) which is included in accounts payable. In addition, the Company had $79 in current prepaids (December 31, 2021 – $56) representing certain geological software licenses purchased on behalf of the Company by UMS, and which are amortized over twelve months.

The Company is contractually obligated to provide for a certain share, estimated annually, of the operating expenses of UMS, specifically in respect of a ten-year office lease which was entered into on July 1, 2021. As at September 30, 2022, the Company expects to incur approximately $541 in respect of its share of future rental expense.

7.2 Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer.

On April 1, 2022, the Company entered into a shared services agreement with UMS, in which the Company acquired a 25% interest, and three other mineral exploration companies, two of which were spun off from the Company in 2020. Under the shared services agreement, the Company’s CFO, Senior Vice President, Exploration, and Chief Geological Officer terminated their direct employment status with the Company, became employed by UMS and then entered into secondment employment arrangements between the Company and UMS.

The remuneration of the Company’s key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021(b)	2022	2021(b)
Short-term benefits provided to executives(a)	$229	$215	$1,006	$764
Directors’ fees paid to non-executive directors	50	51	150	157
Share-based payments	192	(66)	935	988
Total	$471	$200	$2,091	$1,909

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the condensed interim consolidated statement of financial position, and other annual employee benefits.

(b) As a result of the acquisition of Eastmain and the formation of a new board of directors and management team, certain former key management personnel of the Company were provided with transition contracts to support the formation of Fury Gold until April 2021. For the three and nine months ended September 30, 2021, $9 and $96 of short-term benefits, respectively, and $nil and $54 of share-based payment expense were recognized in the condensed interim consolidated statements of (earnings) loss and comprehensive (income) loss in respect of these transition arrangements.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	18

Section 8: Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2022, the Company applied the critical accounting estimates and judgements disclosed in notes 3 and 5 of its consolidated financial statements for the year ended December 31, 2021 except as noted below:

Asset held for sale

A non-current asset is classified as held for sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:

(a) The non-current asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; and

(b) The sale of the non-current asset is highly probable. For the sale to be highly probable: (i) the appropriate level of management must be committed to a plan to sell the asset; (ii) an active program to locate a buyer and complete the plan must have been initiated; (iii) the non-current asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value; (iv) the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and (v) actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs of disposal (“FVLCD”). If the FVLCD is lower than the carrying amount, an impairment loss is recognized in net earnings.

Joint Arrangement

The Company conducts a portion of its business through a joint arrangement where the parties are bound by contractual arrangements establishing joint control, with decisions about the activities that significantly affect the returns of the investee requiring unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee, therefore the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	19

Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of its associate are recognized in net (earnings)/loss during the period.

New accounting standards and policies

The Company did not adopt any new accounting standards or policies during the quarter, and the accounting policies applied in preparing the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 were consistent with those disclosed in note 3 of its consolidated financial statements for the year ended December 31, 2021.

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2022. The Company has not early adopted any of these pronouncements, and they are not expected to have a significant impact in the foreseeable future on the Company's consolidated financial statements once adopted.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	20

Section 9: Controls and procedures

Disclosure controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.  As of December 31, 2021, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the CEO and CFO, of the effectiveness of the Company's DC&P, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DC&P are effective as of December 31, 2021. No changes have occurred in the Company’s DC&P during the three months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company's management, including the Company’s CEO and CFO, assessed the effectiveness of the Corporation's ICFR as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2021, the Company's ICFR was effective. No changes have occurred in the Company’s ICFR during the three months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR at www.sedar.com.

On behalf of the Board of Directors,

“Forrester A. Clark”

Forrester A. Clark

Director & CEO

November 10, 2022

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and nine Months Ended September 30, 2022 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	21